Exhibit 2.12

AMENDED AND RESTATED NON-BINDING HEADS OF AGREEMENT

PRIVATE AND CONFIDENTIAL

On April 6, 2024, the Parties (as defined below) entered into a Heads of Agreement, which was subsequently amended and restated in its entirety on May 6, 2024 (the A&R Heads of Agreement) and the Parties hereby agree that the A&R Heads of Agreement should be amended and restated in its entirety, as set forth below.

Mirragin RAS Consulting Pty Ltd ACN 149 778 165 (Mirragin) is the legal and beneficial owner of various intellectual and technological property rights, specifically relating to drone, robotic and AI consulting services.

This heads of agreement (Agreement) sets out the terms upon which Braiin Limited (Braiin) agrees to acquire 100% of the shares in Mirragin, which is held by Relms Consolidated Pty Ltd ACN 622 735 166 as trustee for The Sutton Family Trust as the sole shareholder of Mirragin (Shareholder).

This Agreement supersedes any and all previous correspondence, agreements or understandings between the parties, including the A&R Heads of Agreement, in respect of the subject matter of this Agreement and, except as otherwise stated herein, is non-binding on all of the parties to it (Parties).

1.	Acquisition

Subject to the satisfaction or waiver of the conditions precedent set out in clause 3 below (Conditions Precedent), Braiin agrees to acquire and the Shareholder agrees to sell, all of their fully paid ordinary shares in the capital of Mirragin (Mirragin Shares), free from encumbrances, for the consideration referred to in clause 2 below (the Acquisition).

The Parties acknowledge that they will work together in good faith to achieve a transaction structure for the Acquisition to best serve the interests of all parties (including allowing the Shareholder to benefit from scrip for scrip CGT rollover relief to the extent reasonably practicable), and acknowledge that this may result in the Acquisition being restructured to better serve the interests of all parties (including as a result of any tax advice obtained by the parties following the date of this Agreement). If the form of the Acquisition is restructured in that way, this Agreement will be amended to the extent necessary to reflect the form of the restructured transaction.

2.	Consideration

Subject to the terms and conditions of this Agreement, Braiin agrees to issue the Shareholder (or a party nominated by the Shareholder) aggregate consideration of AUD$6 million (Purchase Price) comprised as follows:

(a)	AUD$5,450,000 being issued in the form of fully paid ordinary shares in the capital of Braiin (or its nominee) (Shares) at a price no less than the initial listing price for the Shares (Consideration Shares); and

(b)	AUD$550,000 being paid in cash (Consideration Cash).

The Consideration Shares will be issued in full on settlement of the Acquisition (Settlement).

5% of the Consideration Shares will be allocated to a broker (Broker) to be identified in the formal agreement referenced in Section 3)(a) below and such Consideration Shares shall be subject to a voluntary lock-up term of six months, during which Broker shall not sell, dispose of, gift or otherwise transfer such Consideration Shares.

The Shareholder agrees that the Consideration Shares shall be subject to a voluntary lock-up term during which the Shareholder shall not sell, dispose of, gift or otherwise transfer such Consideration Shares, except for the release of Consideration Shares from such lock-up as set forth below:

●	6 months following Settlement: the 5% of the locked-up Consideration Shares allocated to Broker are released;

●	12 months following Settlement: 45% of the remaining locked-up Consideration Shares are released;

●	18 months following Settlement: 25% of the remaining locked-up Consideration Shares are released; and

●	24 months following Settlement: 25% of the remaining locked-up Consideration Shares are released.

3.	Conditions Precedent	Settlement is conditional upon the satisfaction (or waiver) of the following Conditions Precedent:

(a)	Formal Agreement

The Parties entering into a formal share sale agreement (to be prepared by Braiin’s advisors), which shall be on terms acceptable to the Parties (acting reasonably), including customary warranties to be provided by the Shareholder and with appropriate limitations on liability for the Shareholder, and which shall be consistent with the terms set out in this Agreement, except to the extent otherwise agreed by the Parties;

(b)	Shareholder approval

Braiin or its nominee obtaining shareholder approval;

(c)	Audit

Mirragin to provide Mirragin’s AICPA standard financial audit reports for the most recent two fiscal years to the absolute satisfaction of Braiin;

(d)	Admission to NASDAQ or NYSE

Braiin or its nominee receiving conditional approvals or equivalent approvals, to admit the securities of Braiin or its nominee to trading on NASDAQ or NYSE and those conditions being to the reasonable satisfaction of Braiin or its nominee;

(e)	Approvals

The Parties obtaining all corporate, shareholder and regulatory approvals necessary to lawfully complete the Acquisition; and

(f)	Engagement of Rob Sutton

Rob Sutton entering into a new employment agreement or consultancy agreement with Braiin (or its nominee) on terms acceptable to the Parties (acting reasonably).

(g)	Mirragin Project Isidore

Braiin and the Shareholder will have entered into a definitive agreement regarding the acquisition of all of the outstanding equity interests in Mirragin Project Isidore Pty Ltd ACN 663 281 034.

The Condition Precedent in clauses 3(b)-(d) are for the benefit of Braiin and may only be waived by Braiin giving written notice to the Shareholder. All other Conditions Precedent are for the benefit of both parties and may only be waived by mutual agreement in writing of the Shareholder and Braiin.

If the Conditions Precedent are not satisfied (or waived by the Party entitled to the benefit of such Condition Precedent, as the case may be) on or before 5.00pm (WST) on September 30, 2024 (or such other date agreed by the Parties in writing), or become incapable of being satisfied and are not waived (End Date) any Party may terminate this Agreement by notice in writing to the other Parties, in which case, the agreement constituted by this Agreement will be at an end and the Parties will be released from their obligations under this Agreement (other than in respect of any breaches that occurred prior to termination).

The Parties will use their best efforts to ensure that the Conditions Precedent are satisfied before the End Date.

4.	Settlement

Settlement will occur on that date which is within seven (7) business days (as defined pursuant to the NASDAQ Listing Rules, Business Days) after the satisfaction (or waiver) of the Conditions Precedent set out in clause 3 (Settlement Date).

At Settlement:

(a)	Braiin or its nominee shall allot and issue the Consideration Shares to the Shareholder (or its nominee) and deliver a holding statement to the Shareholder (or its nominee) for the Consideration Shares;

(b)	Braiin (or its nominee) must pay the Consideration Cash to the Shareholder (or its nominee) as directed in writing;

(c)	the Shareholder and Mirragin must deliver or cause to be delivered to Braiin:

(i)	share certificates in respect of the Mirragin Shares (or in the case of any lost, stolen or destroyed certificate, an indemnity in respect of that certificate);

(ii)	separate instruments of transfer in registrable form for the Mirragin Shares in favour of Braiin (as transferee) which have been duly executed by the Shareholder in relation to their respective Mirragin Shares (as transferor);

(iii)	the corporate, legal, technical and financial records for Mirragin;

(iv)	the written resignations of each of the directors and secretary of Mirragin with effect from the Settlement Date confirming that they each have no claim for loss of office or otherwise against Mirragin (save for any director who is to remain as agreed with Braiin);

(v)	a duly completed authority for the alteration of the signatories of each bank account of Mirragin in the same manner required by Braiin by written notice before the Settlement Date; and

(vi)	signed restriction agreements relating to the Consideration Shares (the Consideration Shares to be locked up for the periods set forth above); and

(d)	the Shareholder must procure that a directors’ meeting of Mirragin is held to attend to the following matters (as applicable):

(i)	the approval of the registration (subject to payment of stamp duty, if any) of the transfers of the Mirragin Shares and the issue of new share certificates for the Mirragin Shares in the name of Braiin (or its nominee);

(ii)	recording Braiin (or its nominee) as the holder of the Mirragin Shares in Mirragin’s register of members;

(iii)	taking all other steps required under Mirragin’s constituent documents and applicable laws to constitute and evidence Braiin (or its nominee) as the sole holder of the Mirragin Shares; and

(iv)	accepting the resignations of each of the directors and secretaries of Mirragin with effect from the Settlement Date and the appointment as additional directors and secretary of Mirragin of those persons nominated by Braiin or its nominee by written notice before the Settlement Date.

The Parties’ obligations at Settlement are interdependent and must take place simultaneously, as nearly as possible, unless otherwise agreed by Mirragin and Braiin.

If a Party (Defaulting Party) fails to satisfy its obligations under this clause 4 on the day and at the place and time for Settlement then, any other Party (Notifying Party) may give the Defaulting Party a notice requiring the Defaulting Party to satisfy those obligations within a period of ten (10) Business Days from the date of the notice and declaring time to be of the essence. The Parties agree, however, that none of Mirragin or the Shareholder can be a Notifying Party, in the event that one or more of them is a Defaulting Party.

If the Defaulting Party fails to satisfy those obligations within those ten (10) Business Days the Notifying Party may, without limitation to any other rights it may have, terminate this Agreement by giving written notice to the other Parties.

5.	Acknowledgment	Braiin acknowledges that any money owing by the Shareholder to Mirragin will be forgiven by GammLab.ai or its nominee.

6.	Maintaining Status Quo

Other than as contemplated in this Agreement, or as disclosed fully and fairly in writing to Braiin before the Execution Date, or with the prior written approval of Braiin (such approval not to be unreasonably withheld or delayed), until the earlier of Settlement, 30 June 2024 or termination of this Agreement, Mirragin must not (and the Shareholder must procure that Mirragin does not):

(a)	undertake or allow any material business change;

(b)	enter into any material contract or incur any material liability other than in the ordinary course of business;

(c)	dispose of the whole, or a substantial part, of its business or assets;

(d)	vary or reduce its capital structure;

(e)	issue, or agree to issue, any equity or debt securities, or grant or agree to grant any rights over existing issued capital, or rights to be issued securities;

(f)	alter or agree to alter its constitution or constituent documents;

(g)	declare any dividends or distribute any assets;

(h)	cause to occur, by act or omission, an event or series of events, whether related or not, which may have a material adverse effect on the business, assets or financial condition of Mirragin or on the transactions contemplated by this Agreement; and

(i)	create or permit the creation of any encumbrance over the assets of Mirragin or its subsidiaries, other than in the ordinary course of business.

7.	Exclusivity	During the period from the Execution Date until the earlier of Settlement, 30 June 2024 or termination of this Agreement, each of Mirragin and the Shareholder agrees that:

(a)	they will not participate in any negotiations or discussions with, or provide any information to, or accept or enter into any agreement, arrangement or understanding with, any third parties in respect of a transaction that may materially reduce the likelihood of success of the transactions contemplated by this Agreement and will also cease any existing discussions or negotiations regarding such transactions;

(b)	they will not engage with any other third party other than advisors, accountants or lawyers in connection with the sale of all or any Mirragin Shares, or any of Mirragin’s business, assets or undertaking other than in the ordinary course of business; and

(c)	they will not provide any third party with any information regarding Mirragin or its business, assets or undertakings, other than in the ordinary course of its ordinary business.

8.	Confidentiality

Each Party is to keep confidential the terms of this Agreement and any other information obtained from another during the negotiations preceding the Execution Date or in the course of furthering the transactions contemplated by this Agreement whether in the course of conducting due diligence or otherwise (Confidential Information), and is not to disclose it to any person except:

(a)	to officers, employees, shareholders, legal advisers, auditors and other consultants requiring the information for the purposes of this Agreement;

(b)	with the consent of the Party or Parties which own the Confidential Information;

(c)	if the information is, at the date of this Agreement, lawfully in the possession of the recipient of the information through sources other than any of the other Parties;

(d)	if required by law or a stock exchange;

(e)	if strictly and necessarily required in connection with legal proceedings relating to this Agreement;

(f)	if the information is generally and publicly available other than as a result of a breach of confidence; or

(g)	to a financier or prospective financier (or its advisers) of a Party.

Braiin must not use any Confidential Information provided to it by or on behalf of Mirragin in connection with any due diligence of Mirragin to the competitive disadvantage or detriment of Mirragin.

A Party disclosing Confidential Information must use all reasonable endeavours to ensure that persons receiving the Confidential Information from it do not disclose the Confidential Information except in the circumstances permitted in this clause.

The obligations under this clause contain obligations separate and independent from the other obligations of the Parties and remain in existence for a period of two years from the date of this Agreement, regardless of any termination of this Agreement.

For the avoidance of doubt, the Parties acknowledge and agree that Braiin, subject to and conditional upon receiving conditional approval to list on the NASDAQ, listed on NASDAQ and is subject to continuous disclosure obligations applicable to that exchange. Accordingly, details of this Agreement, Mirragin, the Shareholder and the assets and undertaking of Mirragin (potentially among other information) will need to be disclosed in announcements to NASDAQ.

9.	Further Acts	Each Party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that Party) required by law or reasonably required by the other Party to give effect to this Agreement.

10.	Governing Law	This Agreement is governed by and construed in accordance with the laws of Western Australia. Each Party irrevocably submits to the non-exclusive jurisdiction of the courts of Western Australia, and the courts competent to determine appeals from those courts with respect to any proceedings which may be brought at any time relating to this Agreement.

11.	Dispute resolution	The Parties must endeavour to settle any dispute in connection with this Agreement by mediation. The mediation is to be conducted by a mediator who is independent of the Parties and appointed by agreement between the Parties or, failing agreement, within seven days of receiving any Party’s notice of dispute, by a person appointed by the Chair of Resolution Institute or the Chair’s designated representative. The Resolution Institute Mediation Rules apply to the mediation. It is a condition precedent to the right of either party to commence arbitration or litigation, other than for interlocutory relief, that they have first offered to submit the dispute to mediation.

12.	Assignment	No Party may assign, novate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of the other Party.

13.	Costs	Each Party shall bear their own legal costs of and incidental to the preparation, negotiation and execution of this Agreement. Braiin will pay any stamp duty assessed on or in respect of this Agreement.

14.	Tax	(a)	In the event a supply made by one Party to another under this Agreement is subject to a value added or similar tax, the price stated in this Agreement is exclusive of such tax and the recipient of such a supply must pay to the other Party an amount equal to the amount of any such tax in addition to any amount stated in this Agreement and at the same time.

		(b)	Any payment of such tax is subject to the other Party providing any invoice or similar documentation required by law with respect to such tax.

		(c)	No Party makes any representation to the other with regard to the intended tax consequences of the Acquisition.

15.	Remedies	The rights, power and remedies provided in this Agreement are cumulative with and not exclusive to the rights, power or remedies provided by law independently of this Agreement.

16.	Variation	No modification or alteration of the terms of this Agreement shall be binding unless made in writing dated subsequent to the date of this Agreement and duly executed by all Parties.

17.	Notices

Each notice authorised or required to be given to a Party shall be in writing and may be delivered personally or sent by properly addressed prepaid mail in each case addressed to the Party at its address set out in below:

In the case of Braiin:

Address:	41 River Ter, #3906 New York, NY 10282
Email:	Natraj@braiin.com
Attention:	Chief Executive Officer

In the case of Mirragin and the Shareholder:

Address:	Adelaide Street, Brisbane
Queensland, Australia
Email:	rsutton@Mirragin.com.au
Attention:	Rob Sutton

18.	Severability	If any term or provision of this Agreement is invalid, illegal or unenforceable such invalidity, illegality or unenforceability will not affect any other term or provision of this Agreement.

19.	Waiver	Without limiting any other provision of this Agreement, the Parties agree that:

(a)	failure to exercise or enforce, or a delay in exercising or enforcing, or the partial exercise or enforcement of, a right, power or remedy provided by law or under this Agreement by a Party does not preclude, or operate as a waiver of, the exercise or enforcement, or further exercise or enforcement, of that or any other right, power or remedy provided by law or under this Agreement;

(b)	a waiver given by a party under this Agreement is only effective and binding on that Party if it is given or confirmed in writing by that Party; and

(c)	no waiver of a breach of a term of this Agreement operates as a waiver of another breach of that term or of a breach of any other term of this Agreement.

20.	Counterparts	This Agreement may be executed in any number of counterparts. All counterparts will be taken to constitute one instrument. Signatures my means of electronic communication are taken to be valid and binding to the same extent as original signatures.

21.	Interpretation	In this Agreement:

(a)	headings are for convenience only and do not affect its interpretation;

(b)	specifying anything after the words “include” or “for example” or similar expressions does not limit what else is included;

and unless the context otherwise requires:

(c)	an obligation or liability assumed by, or a right conferred on, two or more Parties binds or benefits all of them severally only;

(d)	the expression person includes an individual, the estate of an individual, a corporation, an authority, an association or joint venture (whether incorporated or unincorporated), a partnership and a trust;

(e)	a reference to any party includes that party’s executors, administrators, successors and permitted assigns, including any person taking by way of novation;

(f)	a reference to a body, other than a party to this Agreement whether statutory or not:

(i)	which ceases to exist; or

(ii)	whose powers or functions are transferred to another body, is a reference to the body which replaces it or substantially succeed its powers or functions;

(g)	a reference to any document (including this Agreement) is to that document as varied, novated, ratified or replaced from time to time;

(h)	a reference to any statute or to any statutory provision includes any statutory modification or re-enactment of it or any statutory provision substituted for it, and all ordinances, by-laws, regulations, rules and statutory instruments (however described) issued under it;

(i)	words importing the singular include the plural (and vice versa) and words indicating a gender include every other gender;

(j)	reference to parties, clauses, schedules, exhibits or annexure are references to parties, clauses, schedules, exhibits and annexure to or of this Agreement and a reference to this Agreement includes any schedule, exhibit or annexure to this Agreement;

(k)	where a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(l)	a reference to time is to Western Standard Time as observed in Perth, Western Australia;

(m)	if a period of time is specified and dates from a given day or the day of an event, it is to be calculated exclusive of that day;

(n)	a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(o)	if an act prescribed under this Agreement to be done by a party on or by a given day is done after 5.00pm on that day, it is taken to be done on the next day;

(p)	a reference to a payment is to a payment by electronic funds transfer or such other form of cleared funds the recipient otherwise allows in the relevant lawful currency specified;

(q)	a reference to a party using or an obligation on a party to use reasonable endeavours or its best endeavours does not oblige that party to:

(i)	pay money:

(A)	in the form of an inducement or consideration to a third party to procure something (other than the payment of immaterial expenses or costs, including costs of advisers, to procure the relevant thing); or

(B)	in circumstances that are commercially onerous or unreasonable in the context of this Agreement;

(ii)	provide other valuable consideration to or for the benefit of any person; or

(iii)	agree to commercially onerous or unreasonable conditions.

21.2	As used herein, the term “nominee” includes any potential acquiror of Braiin.

22.	Binding Provisions	Except for the provisions in Sections 7, 8, 10, 11, 12, 13 and this Section 22, which are meant to be binding on the Parties, this Agreement is non-binding and no Party hereto shall have any binding obligations, commitments, agreements or liabilities of any nature unless and until the definitive agreements are entered into by the Parties in connection with the transactions contemplated by this Agreement.

If the terms and conditions set out above are acceptable, please execute this Agreement in the appropriate place below.

Dated this 24th day of August 2024

EXECUTED by Braiin Limited

/s/ Natraj Balasubramanian
Signature of Chief Executive Officer

Natraj Balasubramanian
Name of Chief Executive Officer

EXECUTED by Mirragin RAS Consulting Pty Ltd ACN 149 778 165
in accordance with section 127 of the Corporations Act 2001 (Cth):

/s/ Rob Sutton
Signature of sole director and company secretary

Rob Sutton
Name of sole director and company secretary

EXECUTED by Relms Consolidated Pty Ltd ACN 622 735 166 as trustee for The Sutton Family Trust in accordance with section 127 of the Corporations Act 2001 (Cth):

/s/ Rob Sutton
Signature of sole director and company secretary

Rob Sutton
Name of sole director and company secretary